UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 Amendment No. 1

                 TALBERT MEDICAL MANAGEMENT HOLDINGS CORPORATION
 ------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   874121-10-6
                  ---------------------------------------------
                                 (CUSIP Number)

                                 Bruce Berkowitz
                             100 Jericho Quadrangle
                                    Suite 212
                             Jericho, New York 11753
                                 (212) 319-4100

                                -with copies to-

                            Joseph F. Mazzella, Esq.
                             Lane Altman & Owens LLP
                               101 Federal Street
                           Boston, Massachusetts 02110
                                 (617) 345-9800
 ------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 2, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  SCHEDULE 13D

CUSIP NO.  874121-10-6                       PAGE    2    OF     9    PAGES
           -----------                            -------     -------
--------------------------------------------------------------------------------
1   Name of Reporting Person

    S.S. or I.R.S. Identification No. of Above Person         Joel M. Greenblatt
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*         AF, PF
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant
    to Items 2(d) or 2(e)                                                   |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                                 USA
--------------------------------------------------------------------------------
  Number of                   7     Sole Voting Power                  111,797

                              --------------------------------------------------
  Shares
  Beneficially                8     Shared Voting Power                156,817
  Owned by
                              --------------------------------------------------

  Each                        9     Sole Dispositive Power             111,797

                              --------------------------------------------------
  Reporting
  Person With                 10    Shared Dispositive Power           156,817

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       268,614
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  |_|
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                   9.31%
--------------------------------------------------------------------------------
14  Type of Reporting Person*                                              IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





                                  SCHEDULE 13D

CUSIP NO.  874121-10-6                        PAGE    3    OF     9    PAGES
           -----------                             -------     -------
--------------------------------------------------------------------------------
1   Name of Reporting Person

    S.S. or I.R.S. Identification No. of Above Person              Daniel L. Nir
--------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group*                   (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
3   SEC Use Only
--------------------------------------------------------------------------------
4   Source of Funds*         AF, PF
--------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceeding is Required Pursuant
    to Items 2(d) or 2(e)                                                   |_|
--------------------------------------------------------------------------------
6   Citizenship or Place of Organization                                 USA
--------------------------------------------------------------------------------
  Number of                   7     Sole Voting Power                   12,247
  Shares
                              --------------------------------------------------

  Beneficially                8     Shared Voting Power                156,817
  Owned by
                              --------------------------------------------------

  Each                        9     Sole Dispositive Power              12,247
  Reporting
                              --------------------------------------------------

  Person With                 10  Shared Dispositive Power             156,817

--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person       169,064
--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*  |_|
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                   5.86%
--------------------------------------------------------------------------------
14  Type of Reporting Person*                                              IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





CUSIP NO.   874121-10-6                        PAGE    4    OF     9    PAGES
            -----------                             -------     -------


THIS AMENDMENT NO. 1 RELATES TO THE SCHEDULE 13D FILED ON BEHALF OF THE REPORTING PERSONS ON MAY 30, 1997. ITEMS 3 AND 5 OF SAID SCHEDULE 13D ARE HEREBY DELETED IN THEIR ENTIRETY AND REPLACED WITH THE TEXT OF ITEMS 3 AND 5 SET FORTH HEREINBELOW. ITEM 7 IS MODIFIED AS SET FORTH HEREIN. UNLESS OTHERWISE DEFINED HEREIN, ALL CAPITALIZED TERMS USED HEREIN SHALL HAVE THE MEANING ASCRIBED TO THEM IN SAID SCHEDULE 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS
        --------------------------

        The source of the funds used by each of Messrs. Greenblatt and Nir to purchase Common Stock of the Issuer on behalf of Gotham III and Alfred LLC was working capital and margin borrowing through Speer Leeds and Kellogg. The approximate aggregate amount of funds of Gotham III used to purchase such Common Stock was $5,259,967.43 (exclusive of commissions and other expenses, but inclusive of $1,533,360.01 used to acquire transferable rights to subscribe for shares of Common Stock of the Issuer for $21.50 per share ("Rights"), which rights were distributed to the partners of Gotham III prior to the exercise thereof). The approximate aggregate amount of funds of Alfred LLC used to purchase Common Stock of the Issuer (exclusive of commissions and other expenses) was $3,150,789.64, including $637,273.94 used to acquire Rights, $623,220.50 used to acquire shares of Common Stock upon exercise of such Rights on May 20, 1997, and $1,890,295.19 used to acquire shares of Common Stock directly in open market purchases. The portion of funds used as described above which were provided by margin borrowing is not readily determinable and varies from time to time as a result of varying margin account availability and unrelated ongoing transactions in Gotham III's and Alfred LLC's accounts. Working capital was provided by capital contributions of partners and internally generated funds.

The source of funds used by each of Messrs. Greenblatt and Nir to purchase Rights and Common Stock of the Issuer for their own accounts, and to exercise such Rights, were personal assets in the approximate amounts of $2,259,725.18 and $152,878.50. In addition, each of Messrs. Greenblatt and Nir received Rights from Gotham III as part of a distribution to partners on May 16, 1997. Messrs. Greenblatt and Nir subsequently exercised the Rights received from Gotham III, using additional personal assets in the approximate amounts of $1,029,140.50 and $170,495, respectively.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
        ------------------------------------

        (a) The beneficial ownership by each of Joel M. Greenblatt and Daniel L. Nir of Common Stock of the Issuer as of the date hereof is as follows:


  No. of Shares Deemed
to be Beneficially Owned:        Nature of Ownership         Percentage of Class
-------------------------     -------------------------      -------------------

        71,902                The record  ownership and            2.50%
                              economic interest in such
                              shares  is held by Alfred
                              LLC.  Messrs.  Greenblatt
                              and  Nir   are   managing
                              members   of  Alfred  LLC
                              and,  therefore,  may  be
                              deemed  to have  indirect
                              beneficial  ownership of,
                              and  shared   voting  and
                              dispositive   power  with
                              respect to, such shares.






CUSIP NO.   874121-10-6                        PAGE    5    OF     9    PAGES
            -----------                             -------     -------


  No. of Shares Deemed
to be Beneficially Owned:        Nature of Ownership         Percentage of Class
-------------------------     -------------------------      -------------------

        84,915                The record  ownership and            2.94%
                              economic interest in such
                              shares  is held by Gotham
                              III.  Messrs.  Greenblatt
                              and   Nir   are   general
                              partners  of  Gotham  III
                              and,  therefore,  may  be
                              deemed  to have  indirect
                              beneficial  ownership of,
                              and  shared   voting  and
                              dispositive   power  with
                              respect to, such shares.



        111,797               The record  ownership and            3.87%
                              economic interest in such
                              shares  is  held  by  Mr.
                              Greenblatt  individually,
                              and  he has  sole  voting
                              and   dispositive   power
                              with respect thereto. Mr.
                              Nir disclaims  beneficial
                              ownership   of  all  such
                              shares.



        12,247                The record  ownership and            0.42%
                              economic interest in such
                              shares is held by Mr. Nir
                              individually,  and he has
                              sole      voting      and
                              dispositive   power  with
                              respect   thereto.    Mr.
                              Greenblatt      disclaims
                              beneficial  ownership  of
                              all such shares.


   ==============                                             ===============
       280,861                                                     9.73%




        Under Section 13(d) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder, as a result of the control relationships and individual holdings described above, Joel M. Greenblatt may be deemed to be the beneficial owner of 268,614 shares (9.31%) of the Common Stock of the Issuer.

        Under Section 13(d) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder, as a result of the control relationships and individual holdings described above, Daniel L. Nir may be deemed to be the beneficial owner of 169,064 shares (5.86%) of the Common Stock of the Issuer.

        The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons and other entities, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 2,886,118 outstanding shares of Common Stock of the Issuer reported in the Issuer's Prospectus dated April 21, 1997. It does not include common equivalent shares resulting from options granted in September and November, 1996.




CUSIP NO.   874121-10-6                        PAGE    6    OF     9    PAGES
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        (b)  Alfred  LLC and  Gotham  III each  have the sole  power to vote and dispose of the Common Stock of the Issuer beneficially owned by them. Such voting and dispositive power may be exercised on behalf of Alfred LLC by its Managing Members and on behalf of Gotham III by either of its general partners. Both Joel M. Greenblatt and Daniel L. Nir are the general partners of Gotham III and the managing members of Alfred LLC. Therefore, Joel M. Greenblatt and Daniel
L. Nir may be deemed to each have shared voting and dispositive power over the 156,817 shares (5.44%) of the Common Stock of the Issuer beneficially owned in the aggregate by Gotham III and Alfred LLC.

        In addition, Messrs. Greenblatt and Nir each have sole voting and dispositive power over the 111,797 (3.87%) and 12,247 (0.42%) respectively owned by them for their own accounts.

        (c) Transactions in the securities of the Issuer reported on herein which have been effected in the past sixty days by the Reporting Persons are as follows (all such transactions were open market acquisitions of Common Stock or Rights except as otherwise indicated):


Reporting                     No. of Shares/    Price Per Share/
 Person            Date           Rights             Right            Total
 ------            ----           ------             -----            -----

Alfred, LLC      4/21/97        16,500(a)           18.4834         $304,976.10
                 4/21/97        11,066(a)           21.0824         $233,297.84
                 4/23/97         3,000(a)           19.8125          $59,437.50
                 4/24/97           500(a)           19.8750           $9,937.50
                 4/24/97         1,500(a)           19.7500          $29,625.00
                  5/9/97        (3,021)(b)         (14.000)         ($42,294.00)
                 5/20/97          (558)(b)         (14.000)          ($7,182.00)
                 5/20/97        28,987(d)           21.5000         $623,220.50
                 5/21/97         1,700              40.2500          $68,425.00
                 5/21/97         2,400              41.6429          $99,942.96
                 5/21/97         8,500              41.0000         $348,500.00
                 5/22/97         1,700              41.6250          $70,762.50
                 5/22/97         3,300              43.5625         $143,756.25
                 5/28/97         2,000              44.1250          $88,250.00
                 5/29/97         3,647              45.2379         $164,982.62
                 5/30/97           600              44.7500          $26,850.00
                 5/30/97         2,682              44.3750         $119,013.75
                 6/02/97           700              45.3750          $31,762.50
                 6/02/97         1,000              46.0000          $46,000.00
                 6/02/97         5,386              45.8450         $246,921.17
                 6/04/97         5,100              46.8997         $239,188.47
                 6/05/97         4,200              46.6524         $195,940.08






CUSIP NO.   874121-10-6                        PAGE    7    OF     9    PAGES
            -----------                             -------     -------


Reporting                     No. of Shares/    Price Per Share/
 Person            Date           Rights             Right            Total
 ------            ----           ------             -----            -----

Gotham III       4/21/97          40,000(a)         18.4834        $739,336.00
                 4/21/97          26,863(a)         21.0824        $566,336.51
                 4/23/97           7,000(a)         19.8125        $138,687.50
                 4/24/97           1,000(a)         19.8750         $19,875.00
                 4/24/97           3,500(a)         19.7500         $69,125.00
                  5/9/97           3,021(c)         14.0000         $42,294.00
                 5/16/97         (81,384)(b)       (14.1250)    ($1,149,549.00)
                 5/21/97           2,000            37.2528         $74,505.60
                 5/21/97           3,300            40.2500        $132,825.00
                 5/21/97           4,600            41.6429        $191,557.34
                 5/21/97          16,500            41.0000        $676,500.00
                 5/22/97           3,300            41.6250        $137,362.50
                 5/22/97           6,300            43.5625        $274,443.75
                 5/27/97           1,000            44.3750         $44,375.00
                 5/28/97           3,000            44.1250        $132,375.00
                 5/29/97           7,200            45.2379        $325,712.88
                 5/30/97           1,000            44.7500         $44,750.00
                 5/30/97           2,000            44.3750         $88,750.00
                 5/30/97           3,206            44.3750        $142,266.25
                 6/02/97           1,200            45.3750         $54,450.00
                 6/02/97           2,000            46.0000         $92,000.00
                 6/02/97          10,400            45.8450        $476,788.00
                 6/04/97           9,900            46.8997        $464,307.03
                 6/05/97           8,009            46.6524        $373,639.07


  Joel M.        5/15/97          17,800(a)         14.0000        $249,200.00
Greenblatt       5/15/97          16,000(a)         13.8523        $221,637.00
                 5/16/97          47,867(e)         14.1250        $676,121.37
                 5/19/97           2,818(a)         13.8750         $39,100.00
                 5/19/97          15,882(a)         13.9769        $221,981.00
                 5/20/97          11,000(a)         13.9375        $153,313.00
                 5/20/97         111,797(d)         21.5000      $2,403,635.50


Daniel L. Nir    5/16/97           7,930(e)         14.1250        $112,011.25
                 5/19/97           3,000(a)         13.8750         $41,625.00
                 5/20/97           1,317(a)         14.0000         $18,438.00
                 5/20/97          12,247(d)         21.5000        $263,310.50


------------------------
(a) Acquisition of Rights to subscribe for Common Stock
(b) Distribution of Rights to partners/members
(c) Contribution of Rights from partner
(d) Shares of Common Stock acquired upon exercise of Rights
(e) Rights received as partner in distribution from partnership




CUSIP NO.   874121-10-6                        PAGE    8    OF     9    PAGES
            -----------                             -------     -------


     (d) Not Applicable.

     (e) Not Applicable.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
        --------------------------------

        Exhibit A.  Agreement of Joint Filing  --   Incorporated by reference to
                                                    Exhibit  A  attached  to the
                                                    Schedule  13D filed with the
                                                    Securities    and   Exchange
                                                    Commission on May 30, 1997.




CUSIP NO.   874121-10-6                        PAGE    9    OF     9    PAGES
            -----------                             -------     -------

After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct. This statement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                                        /s/ Joel M. Greenblatt
                                        -----------------------------
                                        Joel M. Greenblatt


                                        /s/ Daniel L. Nir
                                        -----------------------------
                                        Daniel L. Nir


Date: June 5, 1997